SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lemonade, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

52567D107**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL ISRAEL VENTURE V HOLDINGS, L.P. (“SEQUOIA CAPITAL ISRAEL VENTURE V HOLDINGS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 61,643,573 shares of common stock outstanding as of December 28, 2021, as reported in the Issuer’s Rule 424B3 Prospectus filed with the Securities and Exchange Commission on December 29, 2021.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL ISRAEL VENTURE FUND V, L.P. (“SEQUOIA CAPITAL ISRAEL VENTURE FUND V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 61,643,573 shares of common stock outstanding as of December 28, 2021, as reported in the Issuer’s Rule 424B3 Prospectus filed with the Securities and Exchange Commission on December 29, 2021.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL ISRAEL VENTURE V PRINCIPALS FUND, L.P. (“SEQUOIA CAPITAL ISRAEL VENTURE V PRINCIPALS FUND”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 61,643,573 shares of common stock outstanding as of December 28, 2021, as reported in the Issuer’s Rule 424B3 Prospectus filed with the Securities and Exchange Commission on December 29, 2021.

1	NAME OF REPORTING PERSON SC ISRAEL VENTURE V MANAGEMENT, L.P. (“SC ISRAEL VENTURE V HOLDINGS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 61,643,573 shares of common stock outstanding as of December 28, 2021, as reported in the Issuer’s Rule 424B3 Prospectus filed with the Securities and Exchange Commission on December 29, 2021.

1	NAME OF REPORTING PERSON SC ISRAEL VENTURE V (TTGP), Ltd. (“SC ISRAEL VENTURE V (TTGP)”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%1
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 61,643,573 shares of common stock outstanding as of December 28, 2021, as reported in the Issuer’s Rule 424B3 Prospectus filed with the Securities and Exchange Commission on December 29, 2021.

ITEM 1.

(a) Name of Issuer:

Lemonade, Inc.

(b) Address of Issuer’s Principal Executive Offices:

5 Crosby Street, 3rd Floor

New York, New York 10013

ITEM 2.

(a) Name of Persons Filing:

Sequoia Capital Israel Venture V Holdings, L.P.

Sequoia Capital Israel Venture Fund V, L.P.

Sequoia Capital Israel Venture V Principals Fund, L.P.

SC Israel Venture V Management, L.P.

SC Israel Venture V (TTGP), Ltd.

SC ISRAEL VENTURE V MANAGEMENT is the General Partner of SEQUOIA CAPITAL ISRAEL VENTURE FUND V and SEQUOIA CAPITAL ISRAEL VENTURE V PRINCIPALS FUND, which together own 100% of the outstanding shares of SEQUOIA CAPITAL ISRAEL VENTURE V HOLDINGS. The General Partner of SEQUOIA CAPITAL ISRAEL VENTURE V MANAGEMENT is SC ISRAEL VENTURE V (TTGP).

(b) Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c) Citizenship:

SEQUOIA CAPITAL ISRAEL VENTURE V HOLDINGS, SEQUOIA CAPITAL ISRAEL VENTURE FUND V, SEQUOIA CAPITAL ISRAEL VENTURE V PRINCIPALS FUND, SC ISRAEL VENTURE V MANAGEMENT, SC ISRAEL VENTURE V (TTGP): Cayman Islands

(d) CUSIP No.: 52567D107

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4. OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10. CERTIFICATION

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Sequoia Capital Israel Venture V Holdings, L.P.

By:	SC Israel Venture V Management, L.P. its General Partner

By:	SC Israel Venture V (TTGP), Ltd. its General Partner

By:	/s/ Haim Sadger
Haim Sadger, Authorized Signatory

Sequoia Capital Israel Venture Fund V, L.P.

By:	SC Israel Venture V Management, L.P. its General Partner

By:	SC Israel Venture V (TTGP), Ltd.

By:	/s/ Haim Sadger
Haim Sadger, Authorized Signatory

Sequoia Capital Israel Venture V Principals Fund, L.P.

By:	SC Israel Venture V Management, L.P. its General Partner

By:	SC Israel Venture V (TTGP), Ltd.

By:	/s/ Haim Sadger
Haim Sadger, Authorized Signatory

SC Israel Venture V Management, L.P

By:	SC Israel Venture V (TTGP), Ltd. its General Partner

By:	/s/ Haim Sadger
Haim Sadger, Authorized Signatory

SC Israel Venture V (TTGP), Ltd.

By:	/s/ Haim Sadger
Haim Sadger, Authorized Signatory